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                              April 11, 2021

       Jay Taragin
       Chief Financial Officer
       AltC Acquisition Corp.
       640 Fifth Avenue, 12 th Floor
       New York, NY 10019

                                                        Re: AltC Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 15,
2021
                                                            File No. 333-254263

       Dear Mr. Taragin:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please revise your prospectus to describe the exclusive forum provision contained in Section 9.3 of
Exhibit 4.4. Additionally, please include risk factor disclosure regarding the exclusive forum
provisions in the warrant agreement and your amended and restated
                                                        certificate of
incorporation.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jay Taragin
AltC Acquisition Corp.
April 11, 2021
Page 2

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameJay Taragin
                                                         Division of
Corporation Finance
Comapany NameAltC Acquisition Corp.
                                                         Office of Real Estate
& Construction
April 11, 2021 Page 2
cc:       Barbra Broudy
FirstName LastName